SEC FILE NUMBER 000-31687

CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 2, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EVERGREEN SOLAR, INC.
Full Name of Registrant

Former Name if Applicable

138 Bartlett Street
Address of Principal Executive Office (Street and Number)

Marlboro, Massachusetts 01752
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed on May 12, 2011, Evergreen Solar, Inc., a Delaware corporation (the “Company”), has been in negotiations with the holders of its 13% Convertible Senior Secured Notes due 2015 to restructure its existing debt. As a result of these negotiations, the Company has been required to devote a substantial portion of its personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to matters relating to the negotiations. The efforts associated with these ongoing discussions have caused a delay in the ability of the Company to close its books and records, finalize its operating results and prepare its financial statements for the quarter ended July 2, 2011. For these reasons, the Company has not been able to file its Report on Form 10-Q for the quarter ended July 2, 2011 (the “Quarterly Report”), within the prescribed time period. Management is diligently working to close its books and records and prepare financial statements as soon as possible with a target of filing the Quarterly Report within the grace period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of the person to contact in regard to this notification

Mr. Michael El-Hillow (508) 357-2221

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒    No  ☐

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

Yes  ☒    No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to adverse business conditions, the inability to restructure the Company’s outstanding debt and other circumstances, there was a significant adverse change in the Company’s results of operations for its fiscal quarter ended July 2, 2011 compared with the Company’s results of operations for its fiscal quarter ended July 3, 2010.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” made by the Company within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the Company’s ability to file its upcoming and future Quarterly Reports on Form 10-Q with the SEC. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various factors, risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed in these forward-looking statements, including, but not limited to, the risk that the Company does not reach an agreement with the holders of its secured debt, the risk that the Company does not file its Form 10-Q with the SEC within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934 and other risks detailed in the Company’s SEC filings, in particular the Company’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2010, and the Company’s Quarterly Report on Form 10-Q for the period ended April 2, 2011, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control.

Caution should be taken not to place undue reliance on the Company’s forward-looking statements, which represent the Company’s view only as of the date of this Form 12b-25, and which we assume no obligation to update.

EVERGREEN SOLAR, INC.
(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2011	By:	/s/ Michael El-Hillow
Name: Michael El-Hillow
Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).